FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER, 2007

International KRL Resources Corp. (File #00-50902)
(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Exhibits:
99.1	Annual Report 2007
99.2	Form 52-109F1 – Certification of Annual Filings – CEO
99.3	Form 52-109F1 – Certification of Annual Filings – CFO
99.4	Notice of Meeting
99.5	Management Information Circular
99.6	Form of Proxy
99.7	Interim Consolidated Financial Statements for the Three Months Ended August 31, 2007
99.8	Management Discussion and Analysis for the Three Months Ended August 31, 2007
99.9	Form 52-109F2 – Certification of Interim Filings – CEO
99.10	Form 52-109F2 – Certification of Interim Filings – CFO

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.
(Registrant)

Date: November 13, 2007	By: /s/ Judith T. Mazvihwa
Name
Its: CFO/Director
(Title)